UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. )*
Pivotal Software, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
72582H107
(CUSIP Number)
November 7, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,255,457

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,255,457

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,255,457

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,845,594

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,845,594

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,845,594

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

172,118

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

172,118

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,118

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

237,745

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

237,745

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,745

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

172,118

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

172,118

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,118

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,286,974

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,286,974

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,286,974

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,558,620

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,558,620

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,558,620

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.1%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

101,293

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

101,293

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,293

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

136,452

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

136,452

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,452

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

This statement is filed with respect to the Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by the Reporting Persons (as defined below) as of November 7, 2018.
Item 1(a).	Name of Issuer:
Pivotal Software, Inc. (the "Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
875 Howard Street, 5th Floor, San Francisco, CA 94103
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
•	Robert S. Pitts, Jr., a United States Citizen ("Mr. Pitts").
•	Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager").
•	Steadfast Financial LP, a Delaware limited partnership (the "Investment General Partner").
•	Steadfast Long Financial LP, a Delaware limited partnership (the "Long Investment Manager").
•	Steadfast Capital, L.P., a Delaware limited partnership ("Steadfast Capital").
•	American Steadfast, L.P., a Delaware limited partnership ("American Steadfast").
•	Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund").
•	Steadfast Long Capital, L.P., a Delaware limited partnership ("Long Capital").
•	Steadfast Long Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Long Offshore Fund").
Mr. Pitts is the controlling principal of the Investment Manager, the Investment General Partner, and the Long Investment Manager.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.  The Investment General Partner has the power to vote and dispose of the securities held by Steadfast Capital.  The Long Investment Manager has the power to vote and dispose of the securities held by Long Capital and the Long Offshore Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Mr. Pitts, the Investment Manager, the Investment General Partner, the Long Investment Manager, Steadfast Capital, American Steadfast and Long Capital is 450 Park Avenue, 20th Floor, New York, New York 10022.
The business address of each of the Offshore Fund and the Long Offshore Fund is c/o Estera Trust (Cayman) Limited, Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.
Item 2(c).	Citizenship:
Mr. Pitts is a citizen of the United States.

Each of the Investment Manager, the Investment General Partner, the Long Investment Manager, Steadfast Capital, American Steadfast and Long Capital is a limited partnership formed under the laws of the State of Delaware.
The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.
The Long Offshore Fund is an exempted limited partnership formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share (the "Common Stock")
Item 2(e).	CUSIP Number:
72582H107
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
(i)	Mr. Pitts beneficially owns 4,255,457 shares of Common Stock.
(ii)	The Investment Manager beneficially owns 3,845,594 shares of Common Stock.

(iii)	The Investment General Partner beneficially owns 172,118 shares of Common Stock.
(iv)	The Long Investment Manager beneficially owns 237,745 shares of Common Stock.
(v)	Steadfast Capital beneficially owns 172,118 shares of Common Stock.
(vi)	American Steadfast beneficially owns 1,286,974 shares of Common Stock.
(vii)	The Offshore Fund beneficially owns 2,558,620 shares of Common Stock.
(viii)	Long Capital beneficially owns 101,293 shares of Common Stock.
(ix)	The Long Offshore Fund beneficially owns 136,452 shares of Common Stock.
(x)	Collectively, the Reporting Persons beneficially own 4,255,457 shares of Common Stock.
(b)	Percent of class:
(i)	Mr. Pitts' beneficial ownership of 4,255,457 shares of Common Stock represents 5.2% of the outstanding Common Stock.
(ii)	The Investment Manager's beneficial ownership of 3,845,594 shares of Common Stock represents 4.7% of the outstanding Common Stock.
(iii)	The Investment General Partner's beneficial ownership of 172,118 shares of Common Stock represents less than 1% of the outstanding Common Stock.
(iv)	The Long Investment Manager's beneficial ownership of 237,745 shares of Common Stock represents less than 1% of the outstanding Common Stock.
(v)	Steadfast Capital's beneficial ownership of 172,118 shares of Common Stock represents less than 1% of the outstanding Common Stock.
(vi)	American Steadfast's beneficial ownership of 1,286,974 shares of Common Stock represents 1.6% of the outstanding Common Stock.
(vii)	The Offshore Fund's beneficial ownership of 2,558,620 shares of Common Stock represents 3.1% of the outstanding Common Stock.
(viii)	Long Capital's beneficial ownership of 101,293 shares of Common Stock represents less than 1% of the outstanding Common Stock.
(ix)	The Long Offshore Fund's beneficial ownership of 136,452 shares of Common Stock represents less than 1% of the outstanding Common Stock.
(x)	Collectively, the Reporting Persons' beneficial ownership of 4,255,457 shares of Common Stock represents 5.2% of the outstanding Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Ordinary Shares:
Not applicable.

(ii)	Shared power to vote or to direct the vote of Ordinary Shares:
Steadfast Capital has shared power with the Investment General Partner and Mr. Pitts to vote or direct the vote of the 172,118 shares of Common Stock beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 1,286,974 shares of Common Stock beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 2,558,620 shares of Common Stock beneficially owned by the Offshore Fund.
Long Capital has shared power with the Long Investment Manager and Mr. Pitts to vote or direct the vote of the 101,293 shares of Common Stock beneficially owned by Long Capital.
The Long Offshore Fund has shared power with the Long Investment Manager and Mr. Pitts to vote or direct the vote of the 136,452 shares of Common Stock beneficially owned by the Long Offshore Fund.
(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:
Steadfast Capital has shared power with the Investment General Partner and Mr. Pitts to dispose or direct the disposition of the 172,118 shares of Common Stock beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 1,286,974 shares of Common Stock beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 2,558,620 shares of Common Stock beneficially owned by the Offshore Fund.
Long Capital has shared power with the Long Investment Manager and Mr. Pitts to dispose or direct the disposition of the 101,293 shares of Common Stock beneficially owned by Long Capital.
The Long Offshore Fund has shared power with the Long Investment Manager and Mr. Pitts to dispose or direct the disposition of the 136,452 shares of Common Stock beneficially owned by the Long Offshore Fund.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	November 19, 2018
STEADFAST CAPITAL MANAGEMENT LP

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST FINANCIAL LP

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG FINANCIAL LP

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.

By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

STEADFAST LONG CAPITAL, L.P.
By  STEADFAST LONG ADVISORS LP, as General Partner

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG CAPITAL MASTER FUND, L.P.

By:  /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.